Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 5, 2014

Fantex If you are still having problems viewing this message, please click here for additional help. Now you can invest in stock linked to the cash flows of a professional athlete When Fantex, Inc. signs a new brand contract, and determines they are going to proceed with an IPO, it goes like this1 Announcement Fantex, Inc. announces a new brand contract with an athlete. SEC Filing Fantex, Inc. files a registration statement with the SEC. Open Reservations Interested investors can reserve their shares in the IPO. Close Reservations Fantex will provide a final notice before closing the IPO and let investors know they need to fund their accounts to receive shares. Allocate IPO Shares IPO shares are allocated to investors and trading begins. Member SIPC Member FINRA How Much Does It Cost To Invest In An IPO? The minimum investment in an IPO is the cost of one share. Investors pay no other fees and there are no minimums to open an account with Fantex. When Are IPOs Available? Fantex will announce when a new tracking stock is being offered. Eligible investors interested in an IPO on Fantex.com can then reserve shares. You don’t have to fund your account at this time. Who Can Invest? Current eligibility is limited to US residents ages 18 years or older with a physical address in the United States, or its territories. In addition, participation in an IPO is limited to residents of certain states. Check Fantex.com for more information. Institutions interested in learning more about opening an account at Fantex

Fantex

Brokerage Services should send their inquiries to institutions@fantex.com.

What Happens After The IPO?

If there is sufficient demand, shares will be allocated. Shareholders will then be able to place buy and sell orders during market hours or can simply hold onto the stock in their account. There is no assurance as to the development of liquidity for each offering.


TO LEARN MORE ABOUT INVESTING IN IPOs TIED TO THE VALUE AND PERFORMANCE OF ATHLETE BRANDS
CLICK HERE

This offering is highly speculative and the securities involve a high degree of risk. Investing in shares should only be considered by persons who can afford the loss of their entire investment.Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

[1]The image is not complete and does not detail every step along the way. The steps illustrated are also forward-looking and are subject to a number of risks, uncertainties and assumptions that may cause actual events to differ materially. Before you invest, you should read the prospectus for any IPO complete information about Fantex and the offering, and for a description of such risks, uncertainties and assumptions. No shares may be sold prior to the time the registration statement for an IPO becomes effective.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at **www.sec.gov**. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. **View the EJ Manuel prospectus**.

Fantex Brokerage Services, LLC, an affiliate of Fantex, Inc., is a registered broker-dealer, an alternative trading system registered with the SEC and a member of the Financial Industry Regulatory Authority. It is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc. Stifel, Nicolaus & Company, Incorporated, will act as the qualified independent underwriter for the offering.

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or other jurisdiction.

About Fantex Holdings
Based in San Francisco, Fantex Holdings, Inc. serves as the parent company to both Fantex, Inc. and Fantex Brokerage Services, LLC. Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand. Fantex Brokerage Services, LLC is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc.

Fantex Brokerage Services, 330 Townsend St., Suite 234, San Francisco, CA 94107
©2014 Fantex Brokerage Services

Member of SIPC. For details, please see www.sipc.org.

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